Contact

www.linkedin.com/in/alan-macy-89565512 (LinkedIn)
www.biopac.com (Company)
www.sbcast.org (Company)

Top Skills

Data Analysis
Analytical Skills
Medical Devices

Alan Macy

Research & Development Director at BIOPAC Systems, Inc.
Goleta, California, United States

Summary

Experienced Director of Research and Development with a demonstrated history of working in the biotechnology industry. Strong research professional, skilled in Medical Devices, Regulatory Compliance (CE marking), Sensors, Digital Signal Processing and Analog / Mixed Signal Circuit Design.

Macy was a cofounder of Biopac Systems and the founder of the Santa Barbara Center of Art, Science and Technology, a live/work residency and arts laboratory. Macy designs sensors, amplifiers, and data acquisition systems, for life science researchers, that help identify signals produced by biological processes. He has 40+ years of product development experience in physiological monitoring.

Macy’s recent research efforts explore ideas of human nervous system extension and the associated influences upon perception and awareness. As an applied science artist, he specializes in the creation of cybernated art, interactive sculpture and environments.

Experience

BIOPAC Systems, Inc.

41 years 1 month

Research & Development Director
2008 - Present (17 years)
Goleta, California, United States

Member Board of Directors
January 1990 - Present (35 years 1 month)
United States

President
1990 - 2008 (18 years)

Co-Founder
January 1984 - December 1989 (6 years)

Shiftwave
Member Board of Directors
March 2018 - Present (6 years 11 months)
United States

Education

UC Santa Barbara
MSEE, Electrical Engineering, Biomedical Engineering · (1981 - 1983)

California Polytechnic State University-San Luis Obispo
BSEL, Electronics Engineering · (1976 - 1981)